[NSM LETTERHEAD]
March 28, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nationstar Mortgage LLC and Nationstar Capital Corporation Registration Statement on Form S-4 (File No. 333-171370), filed on December 22, 2010
Ladies and Gentlemen:
          On December 22, 2010, Nationstar Mortgage LLC (the “Company”), Nationstar Capital Corporation (the “Co-Issuer” and, together with the Company, the “Issuers”) and the guarantors set forth therein (the “Guarantors”) filed with the Securities and Exchange Commission (the “Commission”) a registration statement (File No. 333-171370) (the “Registration Statement”) on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement registers $250,000,000 in aggregate principal amount of the Issuers’ new 10.875% Senior Notes due 2015 (the “Exchange Notes”) to be exchanged in an exchange offer (the “Exchange Offer”) for a like principal amount of the Issuers’ outstanding 10.875% Senior Notes due 2015 (the “Initial Notes”). We are submitting this supplemental letter in order to inform you that the Issuers are registering the Exchange Offer in reliance on the Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13, 1989) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). In connection with the filing of the Registration Statement and in anticipation of the acceleration of the effectiveness thereof, the Issuers hereby represent as follows:
     The Issuers have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of the Issuers’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offer (1) cannot rely on the staff’s position in the Exxon Capital Letter, the Morgan Stanley Letter

or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.
     With respect to any broker-dealer participating in the Exchange Offer with respect to Initial Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Issuers or any affiliate of the Issuers to distribute the Exchange Notes. In addition, the Issuers (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Initial Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange therefor pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes and (ii) will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer the additional requirement that if the exchange offeree is a broker-dealer holding Initial Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Initial Notes pursuant to the Exchange Offer. The letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
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Very truly yours,

NATIONSTAR MORTGAGE LLC

/s/ Jay Bray

Name:	Jay Bray
Title:	Executive Vice President and Chief Financial Officer

NATIONSTAR CAPITAL CORPORATION

/s/ Jay Bray

Name:	Jay Bray
Title:	Executive Vice President and Chief Financial Officer

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